SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed
Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SELECT INCOME REIT

(Name of Issuer)

Common Shares of Beneficial Interest, $0.01 par value

(Title of Class of Securities)

81618T-100

(CUSIP Number)

John C. Popeo

CommonWealth REIT

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA 02458

(617) 332-3990

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 81618T-100		Page 2 of 11 Pages

1	Names of Reporting Persons CommonWealth REIT

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,000,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 22,000,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 56.0%

14	Type of Reporting Person (See Instructions) HC

SCHEDULE 13D/A

CUSIP No. 81618T-100		Page 3 of 11 Pages

1	Names of Reporting Persons Reit Management & Research LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 81618T-100		Page 4 of 11 Pages

1	Names of Reporting Persons Reit Management & Research Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 81618T-100		Page 5 of 11 Pages

1	Names of Reporting Persons Barry M. Portnoy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A

CUSIP No. 81618T-100		Page 6 of 11 Pages

1	Names of Reporting Persons Adam D. Portnoy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A

CUSIP No. 81618T-100	Page 7 of 11 Pages

This Amendment No. 2 to the original Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 21, 2012 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on December 12, 2012 (the “Amended Schedule 13D”), by CommonWealth REIT (“CommonWealth”), Reit Management & Research LLC, a Delaware limited liability company (“RMR”), Reit Management & Research Trust, a Massachusetts business trust (“RMR Trust”), Barry M. Portnoy and Adam D. Portnoy (individually, a “Reporting Person”, and together, the “Reporting Persons”) is being filed to reflect CommonWealth’s entry into a registration agreement (the “Registration Agreement”) with Select Income REIT, a Maryland real estate investment trust (the “Issuer”), and the filing of a registration statement by the Issuer, with respect to the common shares of beneficial interest, $0.01 par value per share (the “Shares”), of the Issuer owned by CommonWealth, as more fully described below.

ITEM 1.                                                SECURITY AND ISSUER.

The class of equity securities to which this Amendment No. 2 relates is the Shares of the Issuer.  The Issuer’s principal executive offices are located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

ITEM 2.                                                IDENTITY AND BACKGROUND.

The persons filing this statement are the Reporting Persons.  There have been no material changes to the information previously reported in the Original Schedule 13D with respect to the Reporting Persons.

ITEM 3.                                                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

There have been no material changes to the information previously reported in the Original Schedule 13D with respect to the Reporting Persons.

ITEM 4.                                                PURPOSE OF TRANSACTION.

“Item 4. Purpose of Transaction” of the Original Schedule 13D is hereby amended and restated as follows:

Barry M. Portnoy and Adam D. Portnoy, as trustees of the Issuer, as well as the Issuer’s officers and other employees of RMR, are eligible to receive grants of Shares under the Issuer’s equity compensation plan. As described in Item 3 above, on September 14, 2012, the Issuer granted to each of Mr. Barry M. Portnoy and Mr. Adam D. Portnoy 2,000 Shares.  As noted above, the share grants to Barry M. Portnoy and Adam D. Portnoy were a part of the share grants made by the Issuer on the same date and in the same amount to each to its trustees pursuant to the Issuer’s trustee compensation arrangements.  Also see Item 6 below.

Although the Reporting Persons have no present intention to do so, they may make purchases of Shares from time to time, in the open market or in private transactions, depending on their respective analysis of their business, prospects and financial condition, the market for such stock, other investment and business opportunities available to them, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors.

SCHEDULE 13D/A

CUSIP No. 81618T-100	Page 8 of 11 Pages

Each of the Reporting Persons intends to closely monitor its or his investments and may from time to time take advantage of opportunities presented to it or him. The Reporting Persons may in the future also formulate plans or proposals regarding the Issuer, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) below.

In connection with CommonWealth’s continuing review of its investments and various other factors, including those mentioned herein, on March 25, 2013, pursuant to the Registration Agreement, the Issuer filed with the SEC a Registration Statement on Form S-11 to permit the public resale by CommonWealth of some or all of the Shares owned by CommonWealth.  No decision has been made by CommonWealth to sell any of the Shares it owns at this time.  After the registration statement is declared effective by the SEC, and subject to market conditions, CommonWealth may determine to sell all, some or none of the 22,000,000 Shares it owns.  Also see Item 6 below for a discussion of the Registration Agreement.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in:

(a)                                 The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 Any further change in the present board of trustees or management of the Issuer, including any plans or proposals to change the number or terms of trustees or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or distribution policy of the Issuer;

(f)                                   Any other material change in the Issuer’s business or corporate structure;

(g)                                  Changes in the Issuer’s declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

SCHEDULE 13D/A

CUSIP No. 81618T-100	Page 9 of 11 Pages

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                                    Any action similar to any of those enumerated above.

ITEM 5.                                                INTEREST IN SECURITIES OF THE ISSUER.

There have been no material changes to the information previously reported in the Amended Schedule 13D with respect to the Reporting Persons.

ITEM 6.                                                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Amended Schedule 13D is hereby amended and restated as follows:

The Issuer was formed on December 19, 2011 as a real estate investment trust that is focused on owning and investing in net leased, single tenant properties.  On February 16, 2012, CommonWealth transferred 251 properties to the Issuer, and, in return, the Issuer issued to CommonWealth 22,000,000 Shares (including the 1,000 Shares initially issued to CommonWealth) and a $400 million demand promissory note.  The Issuer filed a registration statement on Form S-11 with respect to its initial public offering of Shares, which was declared effective by the SEC on March 6, 2012, at which time the registration of the Shares under the Act also became effective.  On March 12, 2012, the Issuer completed its issuance and sale of 9,200,000 Shares in its initial public offering (including 1,200,000 Shares sold pursuant to an underwriters’ over allotment option).  Giving effect to its initial public offering, the Issuer remains a subsidiary of CommonWealth, and three of the Issuer’s five trustees, including both of its managing trustees, are also Trustees of CommonWealth.

In connection with the Issuer’s initial public offering, CommonWealth and the Issuer entered into or amended various agreements and arrangements with each other and RMR, which provides management services to both CommonWealth and the Issuer, including:  (i) a transaction agreement between CommonWealth and the Issuer, which provides, among other things, that CommonWealth and the Issuer will cooperate to enforce the ownership limitations in its respective declarations of trust as may be appropriate to qualify for and maintain REIT tax status and otherwise to promote its respective orderly governance and future relations; (ii) a business management agreement between the Issuer and RMR, which provides, among other things, that under certain circumstances RMR may be entitled to an incentive fee payable in Shares, in addition to its cash compensation; (iii) a property management agreement between the Issuer and RMR; and (iv) an amendment to the business management agreement between CommonWealth and RMR.

On December 11, 2012, the Issuer issued 8,050,000 additional Shares in an underwritten public offering (including 1,050,000 Shares sold pursuant to an underwriters’ option to acquire additional Shares).

SCHEDULE 13D/A

CUSIP No. 81618T-100	Page 10 of 11 Pages

On March 25, 2013, CommonWealth entered into the Registration Agreement with the Issuer, and pursuant to the Registration Agreement, SIR filed a Registration Statement on Form S-11 for a possible public offering (an “Offering”), by CommonWealth of up to all of its 22,000,000 Shares (the “SIR Shares”).  No decision has been made by CommonWealth to sell the SIR Shares at this time.

Under the Registration Agreement, the Issuer agreed to, among other things, file a registration statement with respect to a possible offering of up to all of the SIR Shares, and CommonWealth agreed to pay all expenses incurred by the Issuer relating to the registration and sale of the SIR Shares in an Offering.  The Issuer’s obligation to register the SIR Shares for resale in an Offering is subject to certain conditions and may be terminated in certain circumstances, in each case, as described in the Registration Agreement.  The Issuer agreed to indemnify CommonWealth, its officers, trustees and controlling persons, and CommonWealth agreed to indemnify the Issuer and the Issuer’s officers, trustees and controlling persons, against certain liabilities in connection with an Offering, including liabilities under the Securities Act of 1933, as amended.  Alternatively, the Issuer and CommonWealth also agreed to contribute to payments that the other may be required to make in respect of those liabilities.

The foregoing description of the Registration Agreement is not complete and is subject to and qualified in its entirety by reference to the Registration Agreement, a copy of which is attached as Exhibit 99.7 hereto, which is incorporated herein by reference.

For additional information relating to the relationships and other transactions among the Issuer, CommonWealth, RMR, the other Reporting Persons and other companies to which RMR provides management services and others affiliated with or related to them, please refer to CommonWealth’s Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC (including the portion of the sections captioned “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Person Transactions” and Note 10 to the notes to CommonWealth’s consolidated financial statements appearing therein that appear in Exhibit 99.2 hereto); to the portion of the section captioned “Related Person Transactions and Company Review of Such Transactions” in CommonWealth’s definitive Proxy Statement for the 2013 Annual Meeting of Shareholders scheduled to be held on May 14, 2013, dated February 25, 2013, that also appears in Exhibit 99.2 hereto; and to the excerpt from Item 8.01 appearing in CommonWealth’s Current Report on Form 8-K filed with the SEC on March 18, 2013, that also appears in Exhibit 99.2 hereto.  Such Exhibit 99.2 is incorporated herein by reference.  The information contained in Exhibit 99.2 is presented as of the respective dates the documents, as identified in such Exhibit, were filed with the SEC.

Also, see Item 3, Item 4 and Item 5 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1                              Joint Filing Agreement, dated as of September 21, 2012, by and among CommonWealth, RMR, RMR Trust, Barry M. Portnoy and Adam D. Portnoy. (Incorporated by reference to Exhibit 99.1 of the Original Schedule 13D dated September 21, 2012, File No. 005-86986.)

SCHEDULE 13D/A

CUSIP No. 81618T-100	Page 11 of 11 Pages

Exhibit 99.2                              Selected sections from CommonWealth’s filings with the Securities and Exchange Commission as incorporated by reference into Item 6 of this Amendment No. 2. (Filed herewith.)

Exhibit 99.3                              Transaction Agreement, dated March 12, 2012, between CommonWealth REIT and Select Income REIT. (Incorporated by reference to Exhibit 10.1 to CommonWealth REIT’s Current Report on Form 8-K dated March 12, 2012, File No. 001-09317.)

Exhibit 99.4                              Business Management Agreement, dated as of March 12, 2012, between Select Income REIT and Reit Management & Research LLC. (Incorporated by reference to Exhibit 10.3 to Select Income REIT’s Current Report on Form 8-K dated March 6, 2012, File No. 001-35442.)

Exhibit 99.5                              Property Management Agreement, dated as of March 12, 2012, between Select Income REIT and Reit Management & Research LLC. (Incorporated by reference to Exhibit 10.4 to Select Income REIT’s Current Report on Form 8-K dated March 6, 2012, File No. 001-35442.)

Exhibit 99.6                              First Amendment to Amended and Restated Business Management Agreement, dated as of March 12, 2012, between CommonWealth REIT and Reit Management & Research LLC. (Incorporated by reference to Exhibit 10.4 to CommonWealth REIT’s Current Report on Form 8-K dated March 12, 2012, File No. 001-09317.)

Exhibit 99.7                             Registration Agreement, dated March 25, 2013, by and between CommonWealth REIT and Select Income REIT (Filed herewith.)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2013
(Date)

COMMONWEALTH REIT

By:	/s/ John C. Popeo
(Signature)
John C. Popeo
Treasurer and Chief Financial Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH LLC

By:	/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy
President and Chief Executive Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH TRUST

By:	/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy
President and Chief Executive Officer
(Name/Title)

BARRY M. PORTNOY

/s/ Barry M. Portnoy
(Signature)

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).